UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.)*

VICTORY ENERGY CORPORATION
(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

92643X305

(Cusip Number)

Victory Energy Corporation 3355 Bee Caves Road, Suite 608 Austin, TX 78746 Attention: Kenneth Hill 512-347-7300	Copies to: BEVILACQUA PLLC 1629 K Street, NW, Suite 300 Washington, DC 20006 Attention: Louis A. Bevilacqua 202-869-0088
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

_________

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 92643X305

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Visionary Private Equity Group I, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,203,252
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,203,252

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,203,252
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%
14.	TYPE OF REPORTING PERSON PN

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CUSIP No. 92643X305

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Visionary PE GP I, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,203,252
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,203,252

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,203,252
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%
14.	TYPE OF REPORTING PERSON OO

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CUSIP No. 92643X305

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ronald Zamber
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	SOLE VOTING POWER 8,093,491
	8.	SHARED VOTING POWER 5,203,252
	9.	SOLE DISPOSITIVE POWER 8,093,491
	10.	SHARED DISPOSITIVE POWER 5,203,252

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,296,743
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.5%
14.	TYPE OF REPORTING PERSON IN

4

CUSIP No. 92643X305

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Cosby
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,203,252
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,203,252

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,203,252
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%
14.	TYPE OF REPORTING PERSON IN

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CUSIP No. 92643X305

Item 1. Security and Issuer.

The name of the issuer is Victory Energy Corporation, a Nevada corporation (the "Issuer"). The address of the Issuer's principal executive offices is 3355 Bee Caves Road, Suite 608, Austin, Texas 78746. This Schedule 13D relates to the Issuer's shares of common stock, $0.001 par value per share (the "Common Stock").

Item 2. Identity and Background.

(a), (f)

The persons filing this statement are Visionary Private Equity Group I, LP, a Missouri limited partnership ("Visionary LP"), Visionary PE GP I, LLC, a Missouri limited liability company ("Visionary LLC"), Ronald Zamber, a United States citizen ("Mr. Zamber"), and Michael Cosby, a United States citizen ("Mr. Cosby" and collectively with Visionary LP, Visionary LLC, and Mr. Zamber, the "Reporting Persons").

(b)

The business address of Visionary LP is 901 E. St. Louis Street, Ste. 1800, Springfield, MO 65806. The business address of Visionary LLC is 1325 W. Sunshine Street, No. 162, Springfield, MO 65807. The business address of Mr. Zamber is PO Box 10159, Fairbanks, AK 99710. The business address of Mr. Cosby is 901 E. St. Louis Street, Ste. 1800, Springfield, MO 65806.

(c)	Visionary LLC is the general partner of Visionary LP, a private investment fund. Mr. Zamber and Mr. Cosby serve as the managers of Visionary LLC and the managing directors of Visionary LP.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Visionary LP purchased from the Issuer a unit (the "Unit") comprised of (i) $320,000 principal amount of 12% unsecured six- month promissory note, and (ii) a common stock purchase warrant (the "Warrant") to purchase up to 5,203,252 shares of the Issuer's Common Stock at an exercise price of $0.0923 per share (the "Warrant Shares"). The purchase price for the Unit was $320,000. The funds for the purchase of the Unit, including the Warrant Shares that are directly owned by Visionary LP, and which may be deemed to be indirectly beneficially owned by Visionary LLC, Mr. Zamber and Mr. Cosby, came from the working capital of Visionary LP.

Item 4. Purpose of Transaction.

The securities held by the Reporting Persons were acquired for investment purposes in the ordinary course of the Reporting Persons' investment activities.

The Reporting Persons may, from time to time, engage in dialogue with members of the Board or management of the Issuer or other representatives of the Issuer. The Reporting Persons may also engage in a dialogue and other communications regarding the Issuer with other stockholders of the Issuer, knowledgeable industry or market observers, or other persons. Any dialogue or communications with any of the foregoing persons may relate to potential changes of strategy and leadership at the Issuer and proposals that, if effected, may result in one or more of the events described in Item 4 of Schedule 13D. Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer’s shares of Common Stock on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, or changing their intention with respect to any and all matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) - (d) As of the date hereof, Visionary LP may be deemed to be the beneficial owner of 5,203,252 Warrant Shares, constituting 14.3%, based upon 36,423,578 shares of Common Stock outstanding as of the date hereof (which includes 5,203,252 Warrant Shares reported in this Schedule 13D). Visionary LP has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 5,203,252 Warrant Shares. Visionary LP has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 5,203,252 Warrant Shares.

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As of the date hereof, Visionary LLC may be deemed to be the beneficial owner of 5,203,252 Warrant Shares, constituting 14.3%, based upon 36,423,578 shares of Common Stock outstanding as of the date hereof (which includes 5,203,252 Warrant Shares reported in this Schedule 13D). Visionary LLC has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 5,203,252 Warrant Shares. Visionary LLC has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 5,203,252 Warrant Shares.

As of the date hereof, Mr. Cosby may be deemed to be the beneficial owner of 5,203,252 Warrant Shares, constituting 14.3%, based upon 36,423,578 shares of Common Stock outstanding as of the date hereof (which includes 5,203,252 Warrant Shares reported in this Schedule 13D). Mr. Cosby has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 5,203,252 Warrant Shares. Mr. Cosby has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 5,203,252 Warrant Shares.

As of the date hereof, Mr. Zamber may be deemed to be the beneficial owner of 13,296,743 shares of Common Stock, constituting 36.5%, based upon 36,423,578 shares of Common Stock outstanding as of the date hereof (which includes 5,203,252 Warrant Shares reported in this Schedule 13D), adjusted for shares of Common Stock and exercisable warrants directly owned by Mr. Zamber. Mr. Zamber has the sole power to vote or direct the vote of 8,093,491 shares of Common Stock and the shared power to vote or direct the vote of 5,203,252 Warrant Shares. Mr. Zamber has the sole power to dispose or direct the disposition of 8,093,491 shares of Common Stock and the shared power to dispose or direct the disposition of 5,203,252 Warrant Shares.

The number of total shares of Common Stock outstanding is based on the Issuer's Quarterly Report on Form 10-Q, for the quarterly period ended September 30, 2016.

Other than the transaction reported herein, there have been no transactions in the Shares by the Reporting Persons during the past sixty days.

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On February 1, 2017, the Issuer entered into a securities purchase agreement (the “Securities Purchase Agreement”) with Visionary LP, pursuant to which the Visionary LP agreed to purchase a unit comprised of (i) $320,000 principal amount of 12% unsecured six-month promissory note, and (ii)the Warrant to purchase 5,203,252 Shares of the Issuer's Common Stock at an exercise price of $0.0923 per share. The sale by the Issuer to Visionary LP of the Unit, pursuant to the Securities Purchase Agreement is referred to herein as the “Private Placement.”

On February 3, 2017, pursuant to the Securities Purchase Agreement and upon the closing of the Private Placement and the issuance of the Warrant, the Issuer entered into a registration rights agreement with Visionary LP (the “Registration Rights Agreement”).

Pursuant to the Registration Rights Agreement, the Issuer shall notify Visionary LP of any registration statement (other than a registration statement on Form S-4 or Form S-8 or on any successor forms thereto) filed by the Issuer with the Securities Exchange Commission (the “Commission”) pursuant to which the Issuer is registering shares of its Common Stock. If requested by Visionary LP, the Issuer shall, at its expense, register all or any portion of the Shares of Common Stock then held by Visionary LP, including all Shares of Common Stock issuable to Visionary LP upon the exercise, conversion or exchange of other securities held by Visionary LP, concurrently with the registration of such other securities, subject to the terms and conditions contained in the Registration Rights Agreement.

Item 7. Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

Exhibit B: Securities Purchase Agreement, dated as of February 1, 2017, among Victory Energy Corporation and Visionary Private Equity Group I, LP (Incorporated herein by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 7, 2017)

Exhibit C: Unsecured Promissory Note, dated February 3, 2017, issued by Victory Energy Corporation in favor of Visionary Private Equity Group I, LP in the original principal amount of $320,000 (Incorporated herein by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 7, 2017)

Exhibit D: Common Stock Warrant, dated February 3, 2017, between Victory Energy Corporation and Visionary Private Equity Group I, LP (Incorporated herein by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 7, 2017)

Exhibit E: Registration Rights Agreement, dated February 3, 2017, between Victory Energy Corporation and Visionary Private Equity Group I, LP (Incorporated herein by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 7, 2017)

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/28/2017
Date

Visionary Private Equity Group I, LP By: Visionary PE GP I, LLC, its general partner

By:	/s/ Ron Zamber
Name:	Ronald Zamber
Title:	Manager

Visionary PE GP I, LLC

By:	/s/ Ron Zamber
Name:	Ronald Zamber
Title:	Manager

/s/ Ron Zamber
Ronald Zamber

/s/ Michael Cosby
Michael Cosby

__________

* The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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EXHIBIT

INDEX

Exhibit A: Joint Filing Agreement

Exhibit B: Securities Purchase Agreement, dated as of February 1, 2017, among Victory Energy Corporation and Visionary Private Equity Group I, LP (Incorporated herein by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 7, 2017)

Exhibit C: Unsecured Promissory Note, dated February 3, 2017, issued by Victory Energy Corporation in favor of Visionary Private Equity Group I, LP in the original principal amount of $320,000 (Incorporated herein by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 7, 2017)

Exhibit D: Common Stock Warrant, dated February 3, 2017, between Victory Energy Corporation and Visionary Private Equity Group I, LP (Incorporated herein by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 7, 2017)

Exhibit E: Registration Rights Agreement, dated February 3, 2017, between Victory Energy Corporation and Visionary Private Equity Group I, LP (Incorporated herein by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 7, 2017)

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Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-l(k)(1) of Regulation 13D-G of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of the statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock of Victory Energy Corporation, and agree that such statement is, and any amendments thereto filed by any of them will be, filed on behalf of each of them, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings.

02/28/2017
(Date)

Visionary Private Equity Group I, LP By: Visionary PE GP I, LLC, its general partner

By:	/s/ Ron Zamber
Name:	Ronald Zamber
Title:	Manager

Visionary PE GP I, LLC

By:	/s/ Ron Zamber
Name:	Ronald Zamber
Title:	Manager

/s/ Ron Zamber
Ronald Zamber

/s/ Michael Cosby
Michael Cosby

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